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                                                                       EXHIBIT 2

                        UNITED TECHNOLOGIES CORPORATION
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Contact: Matt Chadderdon
Carrier Corp.
315-432-6625

        Carrier Corp. to Purchase International Comfort Products Corp. FARMINGTON, CT, June 24, 1999 -- Carrier Corp., a wholly owned subsidiary of United Technologies Corp. (UTC) (NYSE:UTX), today announced the signing of an agreement to purchase International Comfort Products Corp. (ICP) (AMEX:ICP) headquartered in Nashville, TN for $11.75 per share in cash.

     ICP manufactures and markets central air conditioning and heat pump systems, gas and oil furnaces, air handlers and component parts and accessories. ICP's products are marketed under the Heil, Tempstar, Arcoaire, Comfortmaker, Airquest, Keeprite, Lincoln, Dettson, and Clare brandnames. Its worldwide sales for 1998 were $733.5 million.

     Carrier, with 1998 worldwide sales of $6.9 billion, manufactures and markets heating, ventilating, air conditioning and refrigeration systems and equipment. UTC will commence a tender offer for all of the outstanding shares of common stock of ICP no later than June 30, 1999. UTC will pay a purchase price of approximately $490 million in cash for all of the outstanding shares of ICP and will assume approximately $230 million in debt.

     The transaction is subject to regulatory approvals and the valid tender of at least 71 percent of ICP shares, as well as other customary conditions. The directors of ICP are unanimously recommending that all ICP shareholders accept UTC's offer.

     ICP's largest shareholders, Ravine Partners, an affiliate of SnyderCapital Corp., and the Ontario Teachers' Pension Plan Board, together holding approximately 40 percent of ICP's shares, have agreed to tender their shares and support the transaction.

     "The proposed acquisition by UTC represents excellent value for our stockholders, and outstanding opportunities for our distributors, dealers, and employees," said Richard W. Snyder, chairman of ICP Corporation.

     "This transaction will enhance our ability to continue to serve our customers with the full backing of the resources of United Technologiess Corp.," stated W. Michael Clevy, president of ICP Corporation.

     ICP will retain its current operational structure, sales infrastructure, distribution and dealer networks, and brands.

     The companies intend to generate significant cost savings by accelerating implementation of advanced manufacturing practices and product delivery systems as well as achieving greater efficiencies in all areas of operations, including purchasing synergies and technology integration. Carrier expects the annual pretax integration benefits to exceed $50 million within three years.

     "The acquisition of ICP is an exciting opportunity for Carrier Corp. to offer

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complementary products and brands, to access new market channels, and to serve a new customer base. Integrating administrative, manufacturing, and engineering operations will enable both companies to become more efficient and effective in serving customers," said John R. Lord, president of Carrier Corp.

Carrier Corp. is a subsidiary of United Technologies Corp. a provider of a broad range of high technology products and support services to the aerospace and building systems industries.


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